Exhibit 12.2

Lam Research Corporation

PRO FORMA COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

	March 27, 2016	June 28, 2015
Ratio of earnings to fixed charges (1)	3.9	1.9
Income before income taxes	702,128	285,629
Less: Income (loss) from equity investees	—	—
Add: Interest expense	243,291	304,457
Interest component of rental expense	1,277	1,186
Adjusted Earnings	946,696	591,272

(1)	For purposes of computing our pro forma ratio of earnings to fixed charges, earnings consist of earnings (loss) before income taxes and cumulative effect of accounting change, giving effect to both the anticipated merger between Lam Research Corporation and KLA-Tencor Corporation and the proposed debt transaction related financings, plus interest expensed; and fixed charges consist of interest expensed, interest capitalized and amortized premiums, discounts and capitalized expenses related to indebtedness.